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                                                                    Exhibit 12.1



                            Odyssey Re Holdings Corp.
                 Ratio of Earnings to Fixed Charges - Historical
      For the Quarter Ended March 31, 2002 and the Years Ended December 31,
                               1997 through 2001

                                                 3/31/02        2001           2000           1999           1998           1997
                                                 -------       ------         ------        -------        -------        -------
Pre-tax income from continuing operations:

Per financial statements                         29,556       (15,619)        80,586         79,560        100,592        109,653

Income (loss) from equity investees               3,283        (1,311)         3,008            695         (2,313)        (3,279)

Distributed income from
     equity investees                               304         5,557          1,407             --             --             --
                                                 ------        ------         ------        -------        -------        -------
Pre-tax income from continuing
     operations, excluding income
     (loss) from equity investees                26,577        (8,751)        78,985         78,865        102,905        112,932
                                                 ------        ------         ------        -------        -------        -------
Interest expense                                  2,182         5,938             --             --             --             --

Amortization of debt expenses                        30           550             --             --             --             --

Rent expense                                        409         1,651          1,719          2,745          1,702          1,765
                                                 ------        ------         ------        -------        -------        -------
               Total fixed charges                2,621         8,139          1,719          2,745          1,702          1,765
                                                 ------        ------         ------        -------        -------        -------
Pre-tax income from continuing
     operations plus fixed charges               29,198          (612)        80,704         81,610        104,607        114,697
                                                 ------        ------         ------        -------        -------        -------
       Ratio of earnings to fixed charges         11.14           (a)          46.95          29.73          61.45          64.98
                                                 ======        ======         ======        =======        =======        =======


(a) - Due to the registrant's loss in 2001, the ratio coverage was less than 1:1. The registrant must generate additional earnings of $8.8 million to achieve a coverage ratio of 1:1.